MEXICAN STOCK EXCHANGE


                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                         AT DECEMBER 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                               CURRENT YEAR                   PREVIOUS YEAR
S                                                                      Amount        %                Amount        %
-----------------------------------------------------------------------------------------------------------------------

  1      TOTAL ASSETS .....................................          52,097,519      100           36,185,407      100
  2      CURRENT ASSETS ...................................          21,195,703       41           17,573,698       49
  3      CASH AND CASH EQUIVALENTS ........................           5,842,617       11            6,871,568       19
  4      TRADE AND CONTRACT RECEIVABLES ...................           8,973,856       17            6,934,896       19
  5      OTHER RECEIVABLES ................................           1,600,474        3            1,072,586        3
  6      INVENTORIES ......................................           3,259,480        6            2,011,389        6
  7      OTHER CURRENT ASSETS .............................           1,519,276        3              683,259        2
  8      LONG-TERM ........................................          26,200,807       50           15,768,041       44
  9      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..........           3,832,085        7              454,154        1
 10      INVESTMENT IN SUBSIDIARIES AND AFFILIATES ........             246,291        0              213,532        1
 11      OTHER INVESTMENTS ................................          22,122,431       42           15,100,355       42
 12      PROPERTY, PLANT AND EQUIPMENT ....................           3,426,575        7            1,503,032        4
 13      LAND AND BUILDINGS ...............................           2,428,066        5              771,547        2
 14      MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .........           2,594,551        5            2,141,113        6
 15      OTHER EQUIPMENT ..................................             613,077        1              578,857        2
 16      ACCUMULATED DEPRECIATION .........................           2,226,269        4            1,995,178        6
 17      CONSTRUCTION IN PROGRESS .........................              17,150        0                6,693        0
 18      OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)            1,205,229        2              949,293        3
 19      OTHER ASSETS .....................................              69,205        0              391,343        1

 20      TOTAL LIABILITIES ................................          34,122,553      100           17,322,269      100
 21      CURRENT LIABILITIES ..............................          14,817,873       43            8,824,360       51
 22      SUPPLIERS ........................................           3,378,071       10            2,599,512       15
 23      NOTES PAYABLE ....................................           3,610,910       11            1,640,770        9
 24      STOCK MARKET LOANS ...............................             559,540        2               74,561        0
103      OTHER LOANS WITH COST ............................              76,949        0               34,767        0
 25      TAXES OTHER THAN INCOME TAX ......................             262,374        1              221,309        1
 26      OTHER CURRENT LIABILITIES WITHOUT COST ...........           6,930,029       20            4,253,441       25
 27      LONG-TERM LIABILITIES ............................          14,119,072       41            6,213,645       36
 28      LONG TERM DEBT ...................................           6,126,769       18            1,335,580        8
 29      STOCK MARKET LOANS ...............................           7,797,749       23            4,654,512       27
 30      OTHER LOANS WITH COST ............................             194,554        1              223,553        1
 31      DEFERRED CREDIT ..................................           2,731,878        8               16,094        0
 32      OTHER NON CURRENT LIABILITIES WITHOUT COST .......           2,453,730        7            2,268,170       13

 33      CONSOLIDATED STOCK HOLDERS' EQUITY ...............          17,974,966      100           18,863,138      100

 34      MINORITY INTEREST ................................           3,914,703       22            4,361,882       23
 35      MAJORITY INTEREST ................................          14,060,263       78           14,501,256       77
 36      CONTRIBUTED CAPITAL ..............................          12,956,267       72           13,722,959       73
 79      COMMON STOCK .....................................           6,833,873       38            7,377,723       39
 39      ADDITIONAL PAID IN CAPITAL .......................           6,122,394       34            6,345,236       34
 40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .......                   0        0
 41      CAPITAL INCREASE (DECREASE) ......................           1,103,996        6              778,297        4
 42      RETAINED EARNINGS AND CAPITAL RESERVE ............           1,898,608       11              743,184        4
 44      EXCESS (INSUFFICIENCY) FROM RESTATEMENT OF CAPITAL            -794,612       -4               35,113        0
 80      SHARES REPURCHASED ...............................                   0        0                    0

                             MEXICAN STOCK EXCHANGE


                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                                CURRENT YEAR                 PREVIOUS YEAR
S                                                                        Amount       %               Amount        %
-----------------------------------------------------------------------------------------------------------------------
  3      CASH AND CASH EQUIVALENT .........................           5,842,617      100            6,871,568      100
 46      CASH .............................................           2,577,639       44            1,690,482       25
 47      SHORT-TERM INVESTMENTS ...........................           3,264,978       56            5,181,086       75

  7      OTHER CURRENT ASSETS .............................           1,519,276      100              683,259      100
 81      DERIVATIVE FINANCIAL INSTRUMENTS .................                   0        0                    0        0
 82      DISCONTINUED OPERATIONS ..........................                   0        0                    0        0
 83      OTHER ............................................           1,519,276      100              683,259      100

 18      DEFERRED ASSETS (NET) ............................           1,205,229      100              949,293      100
 48      AMORTIZED OR REDEEMED EXPENSES ...................           1,164,761       97              787,969       83
 49      GOODWILL .........................................              40,468        3              161,324       17
 51      OTHERS ...........................................                   0        0                    0        0

 19       OTHER ASSETS ....................................              69,205      100              391,343      100

 85      DERIVATIVE FINANCIAL INSTRUMENTS .................              69,205       100                2,699        1
 50      DEFERRED TAX                                                        0                              0        0
104      BENEFITS TO EMPLOYEES ............................                  0         0              388,644       99
 86      DISCONTINUED   0RATIONS ..........................                  0         0                    0        0
 87      OTHER ............................................                  0         0                    0        0

 21      CURRENT LIABILITIES ..............................          14,817,873      100            8,824,360      100
 52      FOREIGN CURRENCY LIABILITIES .....................           4,914,521       33            3,295,389       37
 53      MEXICAN PESOS LIABILITIES ........................           9,903,352       67            5,528,971       63

 26      OTHER CURRENT LIABILITIES ..................... ..           6,930,029      100            4,253,441      100
 88      DERIVATIVE FINANCIAL INSTRUMENTS .............. ..                   0        0                    0        0
 89      INTEREST LIABILITIES .......................... ..                   0        0                    0        0
 68      PROVISIONS .................................... ..             502,079        7              341,275        8
 90      DISCONTINUED OPERATIONS ....................... ..                   0        0                    0        0
 58      OTHER CURRENT LIABILITIES ..................... ..           6,420,692       93            3,912,166       92
105      BENEFITS TO EMPLOYEES ............................               7,258        0                    0        0

 27      LONG-TERM LIABILITIES ............................          14,119,072      100            6,213,645      100
 59      FOREIGN CURRENCY LIABILITIES .....................           5,038,414       36            2,244,132       36
 60      MEXICAN PESOS LIABILITIES ........................           9,080,658       64            3,969,513       64

 31      DEFERRED CREDIT ..................................           2,731,878      100               16,094      100
 65      NEGATIVE GOODWILL ................................                   0        0                    0        0
 67      OTHERS ...........................................           2,731,878      100               16,094      100

 32      OTHER LIABILITIES ................................           2,453,730      100            2,268,170      100
 66      DEFERRED TAXES ...................................           2,081,543       85            1,617,629       71
 91      LABOR OBLIGATIONS ................................             280,468       11              590,709       26
 92      DISCONTINUED OPERATIONS ..........................                   0        0                    0        0
 69      OTHERS LIABILITIES ...............................              91,719        4               59,832        3

 79      CAPITAL STOCK ....................................           6,833,873      100            7,377,723      100
 37      COMMON STOCK (NOMINAL) ...........................           6,833,873      100            6,901,841       94
 38      RESTATEMENT OF COMMON STOCK ......................                   0        0              475,882        6

 42      RETAINED EARNINGS AND CAPITAL RESERVE ............           1,898,608      100              743,184      100
 93      LEGAL RESERVE ....................................             209,785       11              224,609       30
 43      RESERVE FOR REPURCHASE OF SHARES .................             729,577       38              750,531      101
 94      OTHER RESERVES ...................................                   0        0                    0        0
 95      RETAINED EARNINGS ................................             506,362       27              642,471       86
 45      NET INCOME FOR THE YEAR ..........................             452,884       24             -874,427     -118

 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ...........            -794,612      100               35,113      100
 70      ACCUMULATED INCOME DUE TO MONETARY POSITION ......                   0        0                    0        0
 71      INCOME FROM NON-MONETARY POSITION ASSETS .........                   0        0                    0        0
 96      CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION           -625,102       79               35,113      100
 97      CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS       -169,510       21                    0        0
 98      CUMULATIVE EFFECT OF DEFERRED INCOME TAXES .......                   0        0                    0        0
100      OTHER ............................................                   0        0                    0        0

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                                  CURRENT YEAR                 PREVIOUS YEAR
S                                                                        Amount                        Amount
-----------------------------------------------------------------------------------------------------------------
 72      WORKING CAPITAL ..................................           6,377,830                     8,749,338
 73      PENSIONS FUND AND SENIORITY PREMIUMS .............              30,537                        19,174
 74      EXECUTIVES (*) ...................................                 106                           106
 75      EMPLOYERS (*) ....................................               6,837                         5,126
 76      WORKERS (*) ......................................              13,719                        12,264
 77      CIRCULATION SHARES (*) ...........................         493,203,752                   498,029,907
 78      REPURCHASED SHARES (*) ...........................                   0                             0
101      RESTRICTED CASH ..................................           1,404,096                       520,996
102      NET DEBT  OF NON CONSOLIDATED COMPANIES ..........                   0                             0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                              CONCEPTS                           CURRENT YEAR                 PREVIOUS YEAR
R                                                                       Amount        %               Amount        %
----------------------------------------------------------------------------------------------------------------------

  1      REVENUES .........................................          27,243,023      100           22,489,019      100
  2      COSTS ............................................          22,958,301       84           18,935,102       84
  3      GROSS PROFIT .....................................           4,284,722       16            3,553,917       16
  4      SELLING, GENERAL AND OPERATING EXPENSES ..........           2,296,506        8            2,003,509        9
  5      OPERATING INCOME .................................           1,988,216        7            1,550,408        7
  8      OTHER INCOME AND (EXPENSE), NET ..................              70,419        0               22,706        0
  6      FINANCING COST (INCOME), NET .....................            -470,655       -2             -419,530       -2
 12      SHARE IN NET INCOME OF AFFILIATED COMPANIES ......            -432,607       -2               10,828        0
 48      NON ORDINARY ITEMS ...............................                   0        0                    0        0
  9      INCOME BEFORE INCOME TAXES .......................           1,155,373        4            1,164,412        5
 10      INCOME TAXES .....................................             369,661        1            1,949,263        9
 11      INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS .....             785,712        3             -784,851       -3
 14      DISCONTINUED OPERATIONS ..........................                   0        0                    0        0
 18      CONSOLIDATED NET INCOME ..........................             785,712        3             -784,851       -3
 19      NET INCOME OF MINORITY INTEREST ..................             332,828        1               89,576        0
 20      NET INCOME OF MAJORITY INTEREST ..................             452,884        2             -874,427       -4



                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                CONCEPTS                         CURRENT YEAR                PREVIOUS YEAR
R                                                                         Amount      %               Amount        %
----------------------------------------------------------------------------------------------------------------------
  1      NET SALES ........................................          27,243,023      100           22,489,019      100
 21      DOMESTIC .........................................          24,444,283       90           18,713,237       83
 22      FOREIGN ..........................................           2,798,740       10            3,775,782       17
 23      TRANSLATED INTO DOLLARS (***) ....................             204,512        1              347,055        2

  8      OTHER FINANCIAL OPERATIONS .......................              70,419      100               22,706      100
 49      OTHER INCOME AND (EXPENSE), NET ..................              85,864      122               54,521      240
 34      STATUTORY EMPLOYEE PROFIT SHARING ................              82,317      117               -5,016      -22
 35      DEFERED STATUTORY EMPLOYEE PROFIT SHARING ........             -66,872      -95               36,831      162

  6      TOTAL FINANCING COST .............................            -470,655      100             -419,530      100
 24      INTEREST EXPENSE .................................           1,024,968     -218              999,455     -238
 42      INTEREST EXPENSE .................................                   0        0                    0        0
 45      OTHER FINANCE COSTS ..............................                   0        0                    0        0
 26      INTEREST INCOME ..................................             401,063      -85              526,431     -125
 46      OTHER FINANCIAL PRODUCTS .........................                   0        0                    0        0
 25      FOREIGN EXCHANGE GAIN (LOSS) NET .................             153,250      -33               86,957      -21
 28      GAIN DUE TO MONETARY POSITION ....................                   0        0              -33,463        8

 10      INCOME TAXES .....................................             369,661      100            1,949,263      100
 32      INCOME TAX .......................................              82,751       22              408,087       21
 33      DEFERED INCOME TAX ...............................             286,910       78            1,541,176       79


(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                              CONCEPTS                          CURRENT YEAR                 PREVIOUS YEAR
R                                                                        Amount                        Amount
--------------------------------------------------------------------------------------------------------------

 36      TOTAL SALES                                                 27,243,023                    22,489,019
 37      NET INCOME OF THE YEAR                                        -120,574                             0
 38      NET SALES (**)                                              27,243,023                    22,489,019
 39      OPERATING INCOME (**)                                        1,988,216                     1,550,408
 40      NET INCOME OF MAYORITY INTEREST(**)                            452,884                      -874,427
 41      CONSOLIDATED NET  INCOME (**)                                  785,712                      -784,851
 47      OPERATING DEPRECIATION AND ACCUMULATED                         992,987                       698,316


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
              FROM OCTOBER THE 1st TO DECEMBER 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                        CONCEPTS                                CURRENT YEAR                 PREVIOUS YEAR
RT                                                                      Amount        %                Amount        %
-----------------------------------------------------------------------------------------------------------------------

  1      REVENUES .........................................           9,081,545      100            6,790,764      100
  2      COSTS ............................................           7,533,402       83            5,846,840       86
  3      GROSS PROFIT .....................................           1,548,143       17              943,924       14
  4      SELLING, GENERAL AND OPERATING EXPENSES ..........             858,483        9              532,203        8
  5      OPERATING INCOME .................................             689,660        8              411,721        6
  8      OTHER INCOME AND (EXPENSE), NET ..................             -19,623        0              -46,636       -1
  6      FINANCING COST (INCOME), NET .....................             -44,148        0              -15,158        0
 12      SHARE IN NET INCOME OF AFFILIATED COMPANIES ......            -198,880       -2              -18,520        0
 48      NON ORDINARY ITEMS ...............................                   0        0                    0        0
--       INCOME BEFORE INCOME TAXES .......................             427,009        5              331,407        5
--       INCOME TAXES .....................................             288,141        3            1,747,680       26
--       INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS .....             138,868        2           -1,416,273      -21
 14      DISCONTINUED OPERATIONS ..........................                   0        0                    0        0
 18      CONSOLIDATED NET INCOME ..........................             138,868        2           -1,416,273      -21
 19      NET INCOME OF MINORITY INTEREST ..................              40,976        0             -265,302       -4
 20      NET INCOME OF MAJORITY INTEREST ..................              97,892        1           -1,150,971      -17




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                               CURRENT YEAR                PREVIOUS YEAR
RT                                                                       Amount       %               Amount         %
------------------------------------------------------------------------------------------------------------------------
  1      NET SALES ........................................           9,081,545      100            6,790,764      100
 21      DOMESTIC .........................................           8,193,354       90            5,956,658       88
 22      FOREIGN ..........................................             888,191       10              834,106       12
 23      TRANSLATED INTO DOLLARS (***) ....................              29,473        0               77,696        1

  8      OTHER FINANCIAL OPERATIONS .......................             -19,623      100              -46,636      100
 49      OTHER INCOME AND (EXPENSE), NET ..................              75,888     -387              -28,105       60
 34      STATUTORY EMPLOYEE PROFIT SHARING ................              71,593     -365              -17,232       37
 35      DEFERED STATUTORY EMPLOYEE PROFIT SHARING ........              23,918     -122               35,763      -77

  6      TOTAL FINANCING COST .............................             -44,148      100              -15,158      100
 24      INTEREST EXPENSE .................................             294,246     -666              117,671     -776
 42      INTEREST EXPENSE .................................                   0        0                    0        0
 45      OTHER FINANCE COSTS ..............................                   0        0                    0        0
 26      INTEREST INCOME ..................................              48,874     -111              126,241     -833
 46      OTHER FINANCIAL PRODUCTS .........................                   0        0                    0        0
 25      FOREIGN EXCHANGE GAIN (LOSS) NET .................             201,224     -456              -35,798      236
 28      GAIN DUE TO MONETARY POSITION ....................                   0        0               12,070      -80

 10      INCOME TAXES .....................................             288,141      100            1,747,680      100
 32      INCOME TAX .......................................             124,899       43               66,564        4
 33      DEFERED INCOME TAX ...............................             163,242       57            1,681,116       96

(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                              CURRENT YEAR                 PREVIOUS YEAR
RT                                                                      Amount                         Amount
-------------------------------------------------------------------------------------------------------------
 47      OPERATING DEPRECIATION AND ACCUMULATED
           IMPAIRMENT LOSSES ..............................             309,574                       190,766



                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR                PREVIOUS YEAR
C                                                                         Amount                       Amount
-------------------------------------------------------------------------------------------------------------
 1         CONSOLIDATED NET INCOME .............................               0                     -784,851
 2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
             REQUIRE USING CASH ................................               0                    2,453,600
 3         CASH FLOW FROM NET INCOME OF THE YEAR ...............               0                    1,668,749
 4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ............               0                    6,710,973
 5         CASH GENERATED (USED) IN OPERATING ACTIVITIES .......               0                    8,379,722
 6         CASH FLOW FROM EXTERNAL FINANCING ...................               0                   -7,173,722
 7         CASH FLOW FROM INTERNAL FINANCING ...................               0                    5,904,097
 8         CASH FLOW GENERATED (USED) BY FINANCING .............               0                   -1,269,625
 9         CASH FLOW GENERATED (USED) IN INVESTMENT
             ACTIVITIES ........................................               0                   -5,563,564
10         NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
             INVESTMENTS .......................................               0                    1,546,533
11         CASH AND SHORT-TERM INVESTMENTS AT THE
             BEGINNING OF PERIOD ...............................               0                    5,325,035
12         CASH AND SHORT-TERM INVESTMENTS AT THE END
             OF PERIOD .........................................               0                    6,871,568




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR                PREVIOUS YEAR
  C                                                                       Amount                       Amount
--------------------------------------------------------------------------------------------------------------
 2        + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .........................................               0                    2,453,600
13        +  DEPRECIATION AND AMORTIZATION FOR THE YEAR ........               0                      698,316
41        + (-) OTHER ITEMS ....................................               0                    1,755,284

 4         CASH FLOW FROM CHANGE IN WORKING CAPITAL ............               0                    6,710,973
18        + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE ......               0                    8,358,540
19        + (-) DECREASE (INCREASE)  IN INVENTORIES ............               0                     -809,946
20        + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
            RECEIVABLE .........................................               0                       47,179
21        + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ........               0                     -208,912
22        + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .......               0                     -675,888

 6         CASH FLOW FROM EXTERNAL FINANCING ...................               0                   -7,173,722
23        + SHORT-TERM BANK AND STOCK MARKET FINANCING .........               0                    1,722,209
24        + LONG-TERM BANK AND STOCK MARKET FINANCING ..........               0                    2,285,164
25        + DIVIDEND RECEIVED ..................................               0                            0
26        + OTHER FINANCING ....................................               0                     -875,393
27        (-) BANK FINANCING AMORTIZATION ......................               0                   -7,279,604
28        (-) STOCK MARKET AMORTIZATION ........................               0                   -2,488,715
29        (-) OTHER FINANCING AMORTIZATION .....................               0                            0
42        + (-) OTHER ITEMS ....................................               0                     -537,383

 7         CASH FLOW FROM INTERNAL FINANCING ...................               0                    5,904,097
30        + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ..........               0                    5,904,097
31        (-) DIVIDENS PAID ....................................               0                            0
32        + PREMIUM ON SALE OF SHARES ..........................               0                            0
33        + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ..........               0                            0
43        + (-) OTHER ITEMS ....................................               0                            0

 9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .........................................               0                   -5,563,564
34        + (-)  DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..............................               0                     -205,766
35        (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT .....               0                   -5,009,705
36        (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ............               0                            0
37        + SALE OF OTHER PERMANENT INVESTMENTS ................               0                       23,975
38        + SALE OF TANGIBLE FIXED ASSETS ......................               0                       70,469
39        + (-) OTHER ITEMS ....................................               0                     -442,537




                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                                  MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                      CONCEPTS                                          CURRENT YEAR          PREVIOUS YEAR
E                                                                               Amount                 Amount
---------------------------------------------------------------------------------------------------------------
        ACTIVITIES OF OPERATION
1       INCOME (LOSS) BEFORE INCOME TAXES ........................            1,155,371                    0
2       +(-) ITEMS NOT REQUIRING CASH ............................                    0                    0
3       +(-) ITEMS RELATED TO INVESTING ACTIVITIES ...............            1,376,015                    0
4       +(-) ITEMS RELATED TO FINANCING ACTIVITIES ...............            1,510,156                    0
5       CASH FLOW BEFORE INCOME TAX ..............................            4,041,542                    0
6       CASH FLOWPROVIDED OR USED IN OPERATION ...................           -6,331,169                    0
7       NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES                      -2,289,627                    0

        INVESTMENT ACTIVITIES
8       NET CASH FLOW FROM INVESTING ACTIVITIES ..................           -3,935,112                    0
9       FINANCING ACTIVITIES .....................................           -6,224,739                    0

        FINANCING ACTIVITIES
10      NET CASH FROM FINANCING ACTIVITIES .......................            5,364,901                    0
11      NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .....             -859,838                    0
12      TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS .....             -169,116                    0
13      CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD ......            6,871,571                    0
14      CASH AND CASH EQUIVALENTS AT END OF PERIOD ...............            5,842,617                    0





                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                            DESGLOSE DE MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                                 CURRENT YEAR          PREVIOUS YEAR
E                                                                               Amount                 Amount
--------------------------------------------------------------------------------------------------------------

2       +(-) ITEMS NOT REQUIRING CASH ............................                    0                    0
15      +ESTIMATES FOR THE PERIOD ................................                    0                    0
16      +PROVISIONS FOR THE PERIOD ...............................                    0                    0
17      + (-)OTHER UNREALIZED ITEMS ..............................                    0                    0

3         CASH FLOW FROM CHANGE IN WORKING CAPITAL ...............            1,376,015                    0
18      + DEPRECIATION AND AMORTIZATION FOR THE PERIOD ...........              954,020                    0
19      (-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT              -10,611                    0
20      + IMPAIRMENT LOSS ........................................                    0                    0
21      (-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES ..              432,606                    0
22      (-) DIVIDENDS RECEIVED ...................................                    0                    0
     23 (-) INTEREST INCOME ......................................                    0                    0
     24 (-)+ OTHER ITEMS .........................................                    0                    0

4       +(-) ITEMS RELATED TO FINANCING ACTIVITIES ...............            1,510,156                    0
25      + ACCRUED INTEREST .......................................            1,024,968                    0
26      +(-) OTHER ITEMS .........................................              485,188                    0

6       CASH FLOWPROVIDED OR USED IN OPERATION ...................           -6,331,169                    0
27      +(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE ..........           -4,640,457                    0
28      +(-) DECREASE (INCREASE) IN INVENTORIES ..................           -1,943,566                    0
29      +(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE ....           -1,118,539                    0
30      +(-) INCREASE (DECREASE) IN SUPPLIERS ....................             -907,663                    0
31      +(-) INCREASE (DECREASE) IN OTHER LIABILITIES ............            2,279,056                    0
32      +(-) INCOME TAXES PAID OR RETURNED .......................                    0                    0

8       NET CASH FLOW FROM INVESTING ACTIVITIES ..................           -3,935,112                    0
33      - PERMANENT INVESTMENT IN SHARES .........................             -532,694                    0
34      + DISPOSITION OF PERMANENT INVESTMENT IN SHARES ..........                    0                    0
35      - INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT ............           -1,860,397                    0
36      + SALE OF PROPERTY, PLANT AND EQUIPMENT ..................               60,826                    0
37      - INVESTMENT IN INTANGIBLE ASSETS ........................           -2,070,844                    0
38      + DISPOSITION OF INTANGIBLE ASSETS .......................                    0                    0
39      - OTHER PERMANENT INVESTMENTS ............................                    0                    0
40      +DISPOSITION OF OTHER PERMANENT INVESTMENTS ..............                    0                    0
41      + DIVIDEND RECEIVED ......................................                    0                    0
42      + INTEREST RECEIVED ......................................                    0                    0
43      +(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                    0                    0
44      +(-) OTHER ITEMS .........................................              467,997                    0

10      NET CASH FROM FINANCING ACTIVITIES .......................            5,364,901                    0
     45 +BANK FINANCING ..........................................            6,838,720                    0
46      + STOCK MARKET FINANCING .................................              811,372                    0
47      + OTHER FINANCING ........................................                    0                    0
48      (-) BANK FINANCING AMORTIZATION ..........................             -556,240                    0
49      (-) STOCK MARKET FINANCING AMORTIZATION ..................                    0                    0
50      (-) OTHER FINANCING AMORTIZATION .........................              -25,324                    0
51      +(-) INCREASE (DECREASE) IN CAPITAL STOCK ................                9,966                    0
52      (-) DIVIDENDS PAID .......................................                    0                    0
     53 + PREMIUM ON ISSUANCE OF SHARES ..........................                    0                    0
     54 + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .............                    0                    0
     55 - INTEREST EXPENSE .......................................             -963,428                    0
     56 - REPURCHASE OF SHARES ...................................              -89,930                    0
     57 +(-) OTHER ITEMS .........................................             -660,235                    0


* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                          CONCEPTS                            CURRENT YEAR                                  PREVIOUS YEAR
D                                                                      Amount                                        Amount
------------------------------------------------------------------------------------------------------------

1         BASIC PROFIT PER ORDINARY SHARE (**) ..........        Ps.        0.91                    Ps.      -2.03
2         BASIC PROFIT PER PREFERENT SHARE (**) .........        Ps.        0.00                    Ps.       0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**) ........        Ps.        0.00                    Ps.       0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE(**) .....................................        Ps.        1.58                    Ps.      -1.82
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ....        Ps.        0.00                    Ps.       0.00
8         CARRYING VALUE PER SHARE ......................        Ps.       28.51                    Ps.      29.12
9         CASH DIVIDEND ACUMULATED PER SHARE ............        Ps.        0.00                    Ps.       0.00
10        DIVIDEND IN SHARES PER SHARE ..................                   0.00   shares                     0.00   shares
11        MARKET PRICE TO CARRYING VALUE ................                   0.80   times                      2.48   times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**) ....................................                  25.15   times                    -35.53   times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**) ....................................                   0.00   times                      0.00   times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
   MONTHS.


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 4 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                 Final Printing

REF                          CONCEPTS                                    CURRENT YEAR                 PREVIOUS YEAR
P
-----------------------------------------------------------------------------------------------------------------------

          YIELD
1         NET INCOME TO NET SALES ...............................          2.88       %               -3.49       %
2         NET INCOME TO STOCK HOLDERS' EQUITY (**) ..............          4.37       %               -4.16       %
3         NET INCOME TO TOTAL ASSETS (**) .......................          1.51       %               -2.17       %
4         CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ............          0.00       %                0.00       %
5         INCOME DUE TO MONETARY POSITION TO NET INCOME .........          0.00       %                4.26       %

          ACTIVITY
6         NET SALES TO NET ASSETS (**) ..........................          0.52     times              0.62     times
7         NET SALES TO FIXED ASSETS (**) ........................          7.95     times             14.96     times
8         INVENTORIES ROTATION (**) .............................          7.04     times              9.41     times
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES ..................        103.00      days             97.00      days
10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) .....          5.60       %               12.61       %

          LEVERAGE
11        TOTAL LIABILITIES TO TOTAL ASSETS .....................         65.50       %               47.87       %
12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ............          1.90     times              0.92     times
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES .....         29.17       %               31.98       %
14        LONG-TERM LIABILITIES TO FIXED ASSETS .................        412.05       %              413.41       %
15        OPERATING INCOME TO INTEREST PAID .....................          1.94     times              1.55     times
16        NET SALES TO TOTAL LIABILITIES (**) ...................          0.80     times              1.30     times

          LIQUIDITY
17        CURRENT ASSETS TO CURRENT LIABILITIES .................          1.43     times              1.99     times
18        CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES ...........................................          1.21     times              1.76     times
19        CURRENTS ASSETS TO TOTAL LIABILITIES ..................          0.62     times              1.01     times
20        AVAILABLE ASSETS TO CURRENT LIABILITIES ...............         39.43       %               77.87       %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.
